Bionomics Limited

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549

02055442

2 October 2002

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

J. Mashado

Jill Mashado
Company Secretary

P

dlw 10/30

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
2 October 2002

BIONOMICS US LISTING – ADRS LAUNCHED ON NASDAQ

Bionomics Limited (ASX:BNO) today launched its American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York (NYSE:BK).

Bionomics' ADRs are now trading in the US Over-the Counter (OTC) market on the Nasdaq exchange under the symbol BMICY with CUSIP number 09063M106. Under the program each ADR will represent twenty of Bionomics' ordinary shares. Trading activity may be viewed on the Bloomberg website: www.bloomberg.com.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics, said " The listing is a sign of our confidence in our corporate strategy, our R&D progress and importantly, our recent deals with world leading partners Nanogen Inc., Johnson & Johnson Research Pty Ltd, Genmab A/S and Hybrigen Inc.".

She said the listing would attract attention and market support in the US, following the recently announced development and license agreement with Nanogen Inc., to develop the world's first molecular diagnostic test for epilepsy.

The Nanogen deal had significantly boosted the profile of Bionomics within the US market. "By launching the ADR program we are providing US investors with an additional mechanism for investment into Bionomics. We believe that US investors understand the type of company we are and they value the prospects of our intellectual property," Dr Rathjen said.

The timing of the ADR program coincides with planned investor and analyst presentations in the US by Bionomics.

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the Company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the OTC Markets in the United States.

82-34682

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development. Bionomics' partners include Genmab A/S, Johnson & Johnson Research, Hybrigen Inc. and Nanogen Inc.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other central nervous system (CNS) disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au

82-34682



Bionomics Limited


Deborah Rathjen
CEO & Managing Director
October 2002

Bionomics Profile

Bionomics Limi



- Biotechnology R&D company based in Adelaide, Australia
- Established in 1996
- IPO December 1999 (ASX:BNO)
- Level 1 ADR Nasdaq listing (BMICY) October 2002

Bionomics Mission

Bionomics Limi

- Exploit broadly based gene technologies to discover, develop and sell products in the global market place
- Focus on diseases in need of new medical treatments with large commercial markets
  - CNS disorders
  - Cancer
  - Inflammation
- Partner R&D programs at an early stage and to participate in the success of the resulting products

Business Strategy

Bionomics Limi

- Establish powerful target and drug discovery platforms:
  - ionX™ - CNS disorders
  - Angene™ – angiogenesis related diseases
- Use these platforms to:
  - Identify genes associated with epilepsy, other CNS disorders and angiogenesis
  - Validate genes as drug targets or diagnostic/prognostic disease markers
  - Develop therapeutic and diagnostic products through partnerships/collaborations
  - Undertake internal drug discovery

ionX™ built on epilepsy gene discoveries

Bionomics Limi

- World-leading epilepsy gene discovery
- Over 140 mutations in 4 classes of ion channels:
  - GABA receptor
  - Nicotinic acetylcholine receptor
  - Sodium channels
  - Potassium channels
- Mutations found in patients with common forms of epilepsy

ionX™ - epilepsy opportunities

Bionomics Limi

- 3% of the population have epilepsy
- Anti-epileptics market dominated by old, off-patent medicines
  - often poorly tolerated, with many side-effects
  - Over 40% epilepsy patients are unable to obtain adequate seizure control
  - Disease management by long term anticonvulsant therapy
- Current market is approximately US$5 billion and is growing at 17%pa

ionX™ - entry point to significant CNS opportunities

Bionomics Limi

- Bionomics patent portfolio covers ion channels related to significant CNS disorders:
  - Alzheimer's Disease
  - Schizophrenia
  - Parkinson's Disease
  - Chronic pain
- CNS disorders are the second largest segment of the pharma market:
  - US$52 billion in 2001
  - forecast to grow to $75 billion by 2006

ionX™ Discovery Platform

Bionomics Limi

Target Identification	Target Validation (in vitro)	Target Validation (in vivo)	Drug Discovery
search Collaborations: Vomen's and Children's spital Iniversity of Melbourne informatics	Xenopus oocytes Rapid expression screening: • Epilepsy samples • Other CNS samples	Mouse knock-in models: • Creation • Phenotyping Other relevant animal models (Bionomics/partner)	Libraries, medicinal chemistry, structural biolo (partner) Cell lines HT electrophysiology/ FRET-based assays Lead Optimisation (partner) Mouse knock-in models
Genetic variations ssociated with epilepsy	**Functionally validated mutations associated with epilepsy and other CNS disorders**	**Functionally validated mutations associated with epilepsy and other CNS disorders validated in vivo**	**Lead drug candidates for disease treatment with POC in animal mo**

The value drivers for ionX™

- Proprietary, validated genetic mutations
- Drug screening strategy using mutations to identify novel classes of CNS drugs
- Animal models for drug screening
  - World's first mouse model representative of human inherited epilepsy (September 2002)
  - More mouse models under development for all classes of ion channels
- Bionomics offers partners:
  - Validated targets
  - Access to ionX™ for drug discovery and development

Angiogenesis market opportunities

Bionomics Limi

- Angiogenesis is the process which regulates blood vessel growth
- Inappropriate angiogenesis associated with over 80 diseases:
  - Cancer
  - Inflammatory conditions
  - Cardiovascular diseases
  - Vascular eye diseases
- Angiogenesis-related diseases represent 20% of the global $322 billion pharmaceutical market

Angene™ built on novel model of angiogenesis

Bionomics Limi

- Unique *in vitro* assays representative of human angiogenesis:
- Primary assay – development of capillary tubes over 24 hours which closely resemble capillary tubes seen *in vivo*
- Combined with a DNA microarray approach to identify novel angiogenesis genes
- Identified and characterized over 100 novel angiogenesis genes to date

Angene™ Discovery Platform

Bionomics Limi

Target Identification	Target Validation (in vitro)	Target Validation (in vivo)	Drug Discovery
search Collaborations: lanson Centre for Cancer search Iniversity of Adelaide NA Microarray)	Semi-HT tube formation assays	Mouse models	Libraries, medicinal chemistry, structural biolo (partner) HT primary assays
informatics	High throughput RNAi • proliferation assays • migration assays	Human antibodies in mice (Bionomics/Genmab)	HT/SemiHT tube formatio assays
eracting proteins onomics/Hybrigen)			Lead Optimisation (partner)
pression screening: umour samples nflammation samples	Expression screening: • tumour samples • Inflammation samples	Other relevant animal models (Bionomics/partner)	Mouse models Human antibodies (Bionomics/Genmab)
Genes associated with angiogenesis	**Validated angiogenesis genes with disease correlations**	**Validated angiogenesis genes with disease correlations validated in vivo**	**Lead drug candidates for disease treatment with POC in animal mo**

Value drivers for Angene™

Bionomics Limi

- Powerful and unique models of human angiogenesis
- Over 100 novel angiogenesis targets identified to date
- Semi-HT and HT assays for target validation and drug screening
- Animal models for angiogenesis
- Bionomics offers partners:
  - Validated targets
  - Access to Angene™ for drug discovery and development

Bionomics' Partnerships


Genmab
Hybrigen
Johnson & Johnson
Nanogen
Making the revolutionary routine
Ozgene
(Perth)
Hybrigen
(Dallas)
Genmab
(Copenhagen)
(The Netherlands)
(New Jersey)
Johnson & Johnson
(New Jersey)
(Sydney)
Nanogen
(San Diego)
OZgene
Bionomics
(Adelaide)
Research Links
1 Women's & Childrens Hospital
(Adelaide)
2 Hanson Centre (Adelaide)
3 University of Melbourne
Women's and Children's Hospital
ADELAIDE
HANSON
INSTITUTE

Board of Directors

Bionomics Limi

Mr Fraser Ainsworth	Chairman Managing Director, Potential Energy. Former Managing Director of SAGASCO Holdings Ltd (1988-94)
Dr Deborah Rathjen	CEO and Managing Director Former Peptech Limited, Member Australian Govt. ABAC and IR&D Board
Dr Christopher Henney	CEO Dendreon Inc, Founder Immunex, ICOS
Dr George Morstyn	Advisor to Amgen Inc, Former Vice President of Development and Chief Medical Officer, Amgen
Mr Peter Maddern	Managing Director, Palmerston Projects Pty Ltd

Scientific Advisory Board

Bionomics Limi

Prof. Grant Sutherland	(Co-Chair) Director, Department of Cytogenetics and Molecular Genetics, WCH, Adelaide
Prof. Mathew Vadas	(Co-Chair) Inaugural Director, Hanson Centre For Cancer Research, Director, Division of Human Immunology, IMVS, Adelaide
Prof. Samuel Berkovic	Director, Epilepsy Research Institute, University of Melbourne
Dr. Axel Ullrich	Director Max Planck Institute, Germany, Founding Director of Genentech, Sugen
Dr. Erkki Ruoslahti	Director Burnham Institute, La Jolla, Ca, Founder of Canji and Targeted Molecules Corporation
Professor Ashley Dunn	Deputy Director, Ludwig Institute for Cancer Research, Melbourne

Management Team

Dr Deborah Rathjen	CEO and Managing Director
Francis Placanica	VP Business Development
Dr Tom Gonda	Chief Scientist
Dr David Callen	Head, Genomics
Dr Gabriel Kremmidiotis	Head, Bioinformatics
Dr Andrew Dunbar	Head, Proteomics
Dr Ralf Brandt	Head, Cell Biology
Dr John Mulley	Head, Epilepsy Genetics
Dr Steve Petrou	Head, Biophysics

Bionomics has already achieved its 2002 milestones

Bionomics Limi

- Technology alliances for identifying and validating drug targets
- Antibody co-development partnership with Genmab A/S
- Technology and target validation collaboration with Johnson & Johnson
- Epilepsy diagnostic product development with Nanogen Inc
- Over 370 novel disease genes in patent portfolio
- Development of world's first mouse model representative of human inherited epilepsy
- Nasdaq Level 1 ADR listing (BMICY)

2003 Objectives

Bionomics Limi

- Genmab collaboration
  - selection of antibody for further development
- J&J collaboration
  - milestone targets
- Further partnership deals
- R&D
  - Gene discoveries and further platform development
- Patent Progress

Bionomics Limited

Commercializing gene discoveries to revolutionize medical treatments